Jade Biosciences, Inc.

221 Crescent St., Building 23, Suite 105

Waltham, MA 02453

May 13, 2026

VIA EDGAR

Daniel Crawford

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jade Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-295662

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Jade Biosciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 15, 2026, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Anthony Gostanian of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Sincerely,

JADE BIOSCIENCES, INC.

By:	/s/ Elizabeth Balta
Elizabeth Balta
Chief Legal Officer and Corporate Secretary

cc: Tom Frohlich, Jade Biosciences, Inc.

Bradford Dahms, Jade Biosciences, Inc.

Cheston Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP